UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

	1.	Press release dated July 31, 2024.

Millicom (Tigo) announces potential acquisitions in Colombia

Luxembourg, July 31st, 2024 – Millicom (NASDAQ: TIGO) and Telefonica today announced that they have entered into a non-binding memorandum of understanding for the potential combination of Telefonica Colombia (Coltel) and TigoUne. The discussions include the potential acquisition by Millicom of Telefonica’s stake in Coltel for approximately $400 million in cash.

Millicom also intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica. Additionally, Millicom intends to offer to purchase Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a comparable valuation multiple as the one implied by the Coltel acquisition.

Millicom plans to fund the proposed aggregate investment of approximately $1 billion in cash and assumed debt with equity free cash flow projected over the next 18 months, consistent with the company’s long-range plan. The transaction remains subject to negotiation and signature of definitive agreements with all parties involved, including Telefonica, La Nación and EPM, as well as receipt of regulatory and antitrust approvals and satisfaction of other closing conditions. There is no certainty the transaction will ultimately be consummated.

The proposed combined entity would rejuvenate Colombia's telecom sector by forming a robust telecom entity with the necessary scale and financial capacity to support the significant network and spectrum investments required to achieve Colombia's ambitious digital inclusion objectives. Colombia will gain a second large scale and financially viable operator at a crucial moment. This strengthened operator would bolster the digitalization of Colombia, ensure broader access to modern digital services across the country and advance the deployment of both Fiber and 5G technologies across the country, thereby enabling faster and more reliable services and an improved customer experience.

Regulatory Statement

Certain of this information was, prior to this release, inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 7:30 CET on July 31, 2024.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,500 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: July 31, 2024